Exhibit 99.2

 0  14475  G. WILLI-FOOD INTERNATIONAL LTD.  This Proxy is solicited  on behalf of the Board of Directors  The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Mr. Joseph Williger and/or Mr. Yitschak Barabi with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on March 24, 2026, at 4 p.m. Israel time, and at any adjournment thereof, upon:  (Continued and to be signed on the reverse side)  1.1

 PROXY CARD FOR SPECIAL MEETING OF SHAREHOLDERS OF  G. WILLI-FOOD INTERNATIONAL LTD.  March 24, 2026  Please sign, date and mail your proxy card in the  envelope provided as soon as possible.  Signature of Shareholder Date:  Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.  To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  Signature of Shareholder Date:  Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).  The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x  Please detach along perforated line and mail in the envelope provided.  00030203020302000000 0 032426  GO GREEN  e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.  YES  NO  YES  NO  FOR AGAINST ABSTAIN  1. To approve the terms of office of Mrs. Karin Williger, daughter of Mr. Joseph Williger, as the Company's head of business optimization and business development, commencing January 1, 2026.  Do you have a personal interest in the approval of proposal 1?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).  FOR AGAINST ABSTAIN  2. To approve an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on January 1, 2026.  Do you have a personal interest in the approval of proposal 2?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).  FOR AGAINST ABSTAIN  3. To elect Ms. Michal Fishler Mund as an external director of the Company, replacing Ms. Ayelet Nir, for a first term of three (3) years commencing on June 1, 2026.  YES  NO